FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of February, 2003

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC COMPLETES ACQUISITION OF KEPPEL INSURANCE

HSBC Insurance (Asia-Pacific) Holdings Limited has today completed its acquisition of 100 per cent of Keppel Insurance Pte Ltd from Fortis Far East NV, Keppel Capital Holdings Ltd and Kephinance Investment Pte Ltd. The aggregate purchase consideration is S$154 million (approximately US$88 million) in cash.

Based on the latest available actuarial valuation of Keppel Insurance Pte Ltd dated 14 July 2002 by NMG Financial Services Consulting Pte Ltd, the adjusted net asset value and the value of business in force of Keppel Insurance Pte Ltd on a fund segregated basis as at 31 December 2001 were S$83.7 million and S$45.7 million respectively.

Fortis and Keppel Capital Holdings each held an equity interest of 40 per cent in the issued share capital of Keppel Insurance. Kephinance Investment had an equity interest in the remaining 20 per cent of the issued share capital of Keppel Insurance.

Paul Lawrence, Chief Executive Officer of The Hongkong and Shanghai Banking Corporation Limited in Singapore, said: "The acquisition gives HSBC a stronger position in the local insurance market by providing us with an additional life insurance and an Islamic insurance product range to deliver on the Group’’s wealth management strategy in Singapore."

Keppel Insurance currently has approximately 55,700 individual life policies, about 82,800 non-life policies and a tied agency sales force of approximately 220 qualified agents. It also offers non-life products and services to some 8,400 small to medium-sized enterprises in Singapore. The company has captured an estimated 80 per cent of the investment-linked Islamic insurance (Takaful) market in Singapore.

Keppel Insurance will be integrated with HSBC’s insurance operations in Singapore, which currently comprises general insurance business. The merged operation will subsequently be renamed HSBC Insurance (Singapore) Pte Limited, subject to regulatory approval.

Notes to editors:

1. Keppel Insurance –– outgoing shareholders

Fortis Far East is a member of the Fortis Group, an international financial services provider active in the fields of insurance, banking and investment. Fortis is listed on the stock exchanges of Amsterdam, Brussels and Luxembourg and has a sponsored ADR programme in the US.

Keppel Capital is a subsidiary of Oversea-Chinese Banking Corporation Limited, a company listed on the Singapore Exchange Securities Trading Limited.

Kephinance Investment is a subsidiary of Keppel Corporation Limited, a company listed on the Singapore Exchange Securities Trading Limited.

2. HSBC Group Insurance

The HSBC Group, through its insurance subsidiaries, provides insurance products and services to both its retail and commercial banking customers. These insurance products and services include life, protection and investment business, property and casualty, insurance broking and consultancy, insurance agency and alternative risk financing services. In 2001, insurance premiums transacted worldwide by the HSBC Group amounted to US$7.7 billion.

3. HSBC in Singapore

The HSBC Group’s history in Singapore dates back to 1877 when its founding member, The Hongkong and Shanghai Banking Corporation Limited, opened its first branch. Today, HSBC has 11 branches incorporating five Premier centres and 23 automated teller machines in Singapore, including two at offsite locations. A qualifying full bank, HSBC in Singapore offers a comprehensive range of services including personal and commercial banking, investment and private banking, insurance, forfaiting and trustee services, leasing and securities and capital markets services.

4. HSBC Holdings plc

The HSBC Group is one of the world’s largest banking and financial services organisations. The Group has some 8,000 offices in 80 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa, and has assets of over US$746 billion at 30 June 2002.

END

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                           By:

                                                                                                           Name: P A Stafford

                                                                                                           Title: Assistant Group Secretary

                                                                                                            Date: February 18, 2003